40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-06479
(INVESCO Health Science Fund)
Branch 18


SEC MAIL
RECEIVED
PROCESSING
OCT 11 2005
WASH. D.C.
209
SECTION

October 4, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313) and INVESCO Funds Group, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Response to Plaintiffs' Second Set of Document Requests** in *Lawrence Zucker, et al. v A I M Advisors, Inc.* and *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*


05070322

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Zucker v AIM\Corr\L-100405SEC.doc
100405 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, On Behalf of AIM Small Cap Growth Fund/Class A, AIM Small Cap Growth Fund/Class B, AIM Small Cap Growth Fund/Class C,	:	
-against-	:	Civil Action No. H-03-5653
A I M DISTRIBUTORS, INC.	:	
STANLEY LIEBER, On Behalf of INVESCO Core Equity Fund/Investor Class and INVESCO Health Science Fund/Investor Class,	:	
-against-	:	
INVESCO DISTRIBUTORS, INC. and A I M DISTRIBUTORS, INC.	:	

RESPONSE TO PLAINTIFF'S SECOND SET OF DOCUMENT REQUESTS

OBJECTIONS TO REQUESTS

The following objections are stated with respect to each request set forth in Plaintiffs' Second Set of Document Requests (the "General Objections"), whether or not specifically reiterated below:

1. Defendants object to the Definitions, Instructions and the requests to the extent that they exceed the scope of or seek to impose a burden on Defendants greater than that permitted under the Federal Rules of Civil Procedure or the Local Civil Rules of this Court.

2. Defendants object to the requests to the extent that they seek information that is protected by the attorney-client privilege, the attorney work-product doctrine, and any and all other applicable privileges or exemptions from disclosure, whether permitted by rule, common law or statute under the applicable jurisdictional law. Defendants hereby claim such privileges and protections to the extent implicated by each request. Any inadvertent disclosure of such privileged or protected information is not intended to waive those privileges or protections, all such privileges and protections being expressly reserved.

3. Defendants object to the requests to the extent that they seek documents not in their possession, custody or control. Defendants' responses to these requests, as set forth below, involve their own documents and do not constitute an undertaking to produce documents in the possession, custody or control of other entities or individuals.

4. Defendants object to the requests if, and to the extent, they encompass any correspondence or communications between Defendants and their litigation counsel after the commencement of this lawsuit or any of such counsel's work product.

5. Defendants object to the Definitions, Instructions (for example, Definitions 2, 7, 9 and 12) and the requests to the extent that they are overly broad, unduly burdensome and seek information that is irrelevant to the subject matter of this action and is not reasonably calculated to lead to the discovery of admissible evidence.

6. Defendants object to the Definitions, Instructions (for example, Definitions 2, 7, 8, 9 and 12) and the requests to the extent that they are vague and ambiguous and not stated with sufficient particularity to enable them to make a reasonable response.

7. Defendants object to the Definitions, Instructions and the requests to the extent that they seek documents other than those regarding the fund and class in which plaintiffs owned

shares at the time of the alleged wrongdoing and continue to own shares on the grounds that they are overly broad, unduly burdensome and call for information that is irrelevant to the subject matter of this action and not reasonably calculated to lead to the discovery of admissible evidence.

8. Defendants object to the Definitions, Instructions and requests to the extent they purport to impose discovery obligations on non-parties or request documents regarding conduct by non-parties.

9. Defendants object to the Definitions, Instructions and requests to the extent Plaintiffs ascribe a meaning for a word or phrase other than that understood from common or ordinary usage or as may be defined by the Federal Rules of Civil Procedure.

10. Defendants object to the requests to the extent they seek confidential and proprietary information, and because an appropriate confidentiality stipulation and order has not been agreed to by the parties and entered by the Court.

Subject to these General Objections (as if incorporated in each response below by reference herein) and any further objections stated below, and without waiving them, Defendants respond to the requests for production as follows:

RESPONSES

Document Request No. 10

For each of the Funds that used shareholder assets pursuant to 12b-1 to pay for expenses since the Closure Date, provide all documents that relate to the allocation of such expenses to each of the Funds.

Response:

Defendants object to this request on the grounds that it is overly broad, unduly burdensome and that it seeks materials irrelevant to the subject matter of this action and not reasonably calculated to lead to the discovery of admissible evidence. Defendants further object to this request as unduly vague and ambiguous, particularly as to the term "shareholder assets". Subject to the foregoing General Objections and specific objections, Defendants will produce documents in response to this request insofar as they are able to locate them after a reasonable search.

Document Request No. 11

All agreements between any of the Funds, or affiliates of any of the Funds, and any Fund Supermarket.

Response:

Defendants object to this request on the grounds that it is overly broad, unduly burdensome and that it seeks materials irrelevant to the subject matter of this action and not reasonably calculated to lead to the discovery of admissible evidence. Defendants further object to this request as unduly vague and ambiguous particularly because of Plaintiffs' definition of "Fund Supermarkets." Subject to the foregoing General Objections and specific objections, Defendants will produce documents in response to this request insofar as they are able to locate them after a reasonable search.

Document Request No. 12

For each of the Funds, provide all invoices from any of the Fund Supermarkets that were paid with shareholder assets pursuant to a 12b-1 Plan.

Response:

Defendants object to this request on the grounds that it is overly broad, unduly burdensome and that it seeks materials irrelevant to the subject matter of this action and not reasonably calculated to lead to the discovery of admissible evidence. Defendants further object to this request as unduly vague and ambiguous, particularly as to the terms, "shareholder assets" and "Fund Supermarkets". Subject to the foregoing General Objections and specific objections, Defendants will produce documents in response to this request insofar as they are able to locate them after a reasonable search.

Document Request No. 13

For each of the Funds, all documents relating to any analysis of 12b-1 plans and 12b-1 payments including all documents provided to the Funds by Lipper or other analysts.

Response:

Defendants object to this request on the grounds that it is overly broad, unduly burdensome and that it seeks materials irrelevant to the subject matter of this action and not reasonably calculated to lead to the discovery of admissible evidence. Defendants further object to this request as unduly vague and ambiguous because, for instance, it is unclear what scope or types of materials that Plaintiff seeks as "relating to any analysis ...". Subject to the foregoing General Objections and specific objections, Defendants will produce documents in response to this request insofar as they are able to locate them after a reasonable search.

Document Request No. 14

For each of the Funds, all documents relating to the amount of transfer agency fees paid pursuant to a transfer agency agreement, the services the Funds received in exchange for such transfer agency fees and the basis by which such transfer agency fees were charged to the Fund.

Response:

Defendants object to this request on the grounds that it is overly broad, unduly burdensome and that it seeks materials irrelevant to the subject matter of this action and not reasonably calculated to lead to the discovery of admissible evidence. Defendants further object to this request as unduly vague and ambiguous because, for instance, it is unclear what scope or types of materials that Plaintiffs seek as "relating to the amount of transfer agency fees...."

Dated: September 22, 2005

POLLACK & KAMINSKY



by: ______________________
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
212/575-4700 Telephone
212/575-6560 Facsimile

GIBBS & BRUNS, L.L.P.

Michael K. Oldham
Sam W. Cruse
Sydney G. Ballesteros
1100 Louisiana, Suite 5300
Houston, Texas 77002
713/751-5268 Telephone
713/750-0903 Facsimile